ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

November 29, 2016	Lisa M. Henry T +1 617 951 7780 lisa.henry@ropesgray.com

VIA EDGAR

Ms. Ashley Vroman-Lee, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: AMG Funds (Registration Nos. 333-84639 and 811-09521)

Dear Ms. Vroman-Lee:

I am writing on behalf of AMG Funds (the “Trust”) to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) to Post-Effective Amendment No. 168 under the Securities Act of 1933, as amended (the “1933 Act”), to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) filed on September 16, 2016, relating to AMG TimesSquare Emerging Markets Small Cap Fund (the “Fund”), a series of the Trust. The Trust appreciates this opportunity to respond to the Staff’s comments. The Staff’s comments and the Trust’s responses are set forth below. Certain defined terms used herein have the meaning set forth in the Fund’s prospectus (the “Prospectus”).

General

1. Comment: The Staff notes that certain material information was omitted from Post-Effective Amendment No. 168. Please confirm all information will be filed with the SEC in a post-effective amendment to the Trust’s Registration Statement relating to the Fund to be filed pursuant to Rule 485(b) under the 1933 Act (the “485(b) Amendment”).

Response: The Trust confirms that all outstanding information will be filed with the SEC in the 485(b) Amendment.

Prospectus

2. Comment: Please add disclosure describing frontier markets in the “Principal Investment Strategies” section of the Prospectus.

Response: The requested change has been made.

3. Comment: Please include a description of the MSCI EAFE Index in the Prospectus.

Response: The requested change has been made.

4. Comment: In the “Principal Investment Strategies” section, the existing disclosure states that “the Subadviser considers small cap companies to be those with market capitalizations less than $5.0 billion.” Please revise or explain why a market capitalization of $5 billion is an appropriate upper limit for small cap companies for an emerging markets small cap fund. The Staff notes that it believes $5 billion falls in the mid-cap range for U.S. companies based on data from at least one independent investment research company.

Response: The Trust believes that its definition of small-capitalization companies is reasonable and consistent with investor expectations of the term “small cap.” The Trust notes that a number of prominent emerging markets small cap funds in other fund complexes use a market capitalization range of up to $5.0 billion in defining small cap companies.

5. Comment: Given that the Fund may invest in exchange-traded funds (“ETFs”), please include, if necessary, a line item relating to Acquired Fund Fees and Expenses in the Annual Fund Operating Expenses table.

Response: The Trust confirms that the Annual Fund Operating Expenses table has been prepared in accordance with the requirements of Form N-1A as to Acquired Fund Fees and Expenses and that such line item is not currently required for the Fund.

6. Comment: The Fund lists “Sector Risk” as a principal risk of investing in the Fund. If the Fund knows what sectors it plans to invest in, please add related disclosure in the “Principal Investment Strategies” section of the Prospectus.

Response: The Fund’s principal investment strategy is based on a bottom-up investment process driven by fundamental research. As such, and as disclosed in the Prospectus, regional and sector portfolio weights are driven primarily by the bottom-up research process of TimesSquare Capital Management, LLC, the Fund’s subadvisor, subject to broad diversification constraints. The process is not absolutely sector-neutral as the Fund can be expected to have exposure to some or all of the sectors represented in its benchmark index to a greater or smaller degree than the index. However, sector distribution may change over time. For this reason, the Fund does not believe that any specific sector should be discussed in the Fund’s principal investment strategies section.

7. Comment: The Fund lists “Derivatives Risk” as a principal risk of investing in the Fund. If investments in derivatives are a principal risk, please add related disclosure in the “Principal Investment Strategies” section of the Prospectus. In addition, please confirm whether derivatives will be included in the Fund’s 80% policy under Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”). If so, please disclose that a derivative’s market value (as opposed to its notional value) will be used to include or count the derivative for purposes of the 80% policy.

Response: The Fund notes that the “Principal Investment Strategies” section of the Prospectus discloses that the Fund may invest in participatory notes, which may be considered a type of equity-linked derivative. For purposes of determining compliance with a policy adopted in accordance with Rule 35d-1 under the 1940 Act (a “35d-1 Policy”), the Fund may account for a derivative position by reference to its market value or notional value. The Fund may use a derivative contract’s notional value when it determines that notional value is an appropriate measure of the Fund’s exposure to investments that are consistent with its 35d-1 Policy. See, e.g., “Final Rule: Investment Company Names,” Rel. No. IC-24828 (Jan. 17, 2001) at n. 13.

8. Comment: Please confirm that the portfolio managers of the Fund are jointly and primarily responsible for the day-to-day management of the Fund and revise the disclosure accordingly.

Response: The requested change has been made.

9. Comment: Under “Additional Information about the Fund – Additional Information about the Fund’s Expenses,” please clarify that, during the recoupment period, the Investment Manager may recover from the Fund fees waived and expenses paid to the extent that such repayment would not cause the Fund’s Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursements to exceed the contractual expense limitation amount that was in effect at the time the fees were waived or the expenses were paid or the contractual expense limitation amount that is in effect at the time of the recoupment.

Response: During the recoupment period, the Investment Manager may recover from the Fund fees waived and expenses paid to the extent that such repayment would not cause the Fund’s Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursements (exclusive of the items noted in the Prospectus) to exceed the lesser of the contractual expense limitation amount that was in effect at the time the fees were waived or the expenses were paid or the contractual expense limitation amount that is in effect at the time of the recoupment. Because the recoupment provision in the Expense Limitation and Recoupment Agreement is protective of shareholders, the Trust does not believe that adding disclosure detailing the operation of this feature of the recoupment would enhance shareholder understanding. Therefore, the Trust respectfully declines to make the requested change.

Please direct any questions you may have with respect to this filing to me at (617) 951-7780.

Very truly yours,

/s/ Lisa M. Henry

Lisa M. Henry

cc: Mark Duggan, Esq.

      Maureen A. Meredith, Esq.

      Gregory C. Davis, Esq.

      Adam M. Schlichtmann, Esq.